UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                         Coconut Palm Acquisition Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.0001 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    191885102
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                                 (CUSIP Number)

                              Simon M. Lorne, Esq.
                          Millennium Management, L.L.C.
                           666 Fifth Avenue, 8th Floor
                            New York, New York 10103
                                 (212) 841-4100
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 13, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box |_|.


                               Page 1 of 11 Pages

                                  SCHEDULE 13D

--------------------------
CUSIP No.  191885102
--------------------------

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Millenco, L.P.
     13-3532932
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC, OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |X|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    -0- (See Item 5 below for disclosure regarding Warrants)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           -0- (See Item 5 below for disclosure regarding Warrants)
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0- (See Item 5 below for disclosure regarding Warrants)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0% (See Item 5 below for disclosure regarding Warrants)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN, BD
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 11 Pages

                                  SCHEDULE 13D

--------------------------
CUSIP No.  191885102
--------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Millennium Management, L.L.C.
     13-3804139
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC, OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |X|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    -0- (See Item 5 below for disclosure regarding Warrants)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           -0- (See Item 5 below for disclosure regarding Warrants)
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0- (See Item 5 below for disclosure regarding Warrants)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0% (See Item 5 below for disclosure regarding Warrants)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 3 of 11 Pages

                                  SCHEDULE 13D

--------------------------
CUSIP No.  191885102
--------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Israel A. Englander
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC, OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |X|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    -0- (See Item 5 below for disclosure regarding Warrants)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           -0- (See Item 5 below for disclosure regarding Warrants)
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0- (See Item 5 below for disclosure regarding Warrants)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0% (See Item 5 below for disclosure regarding Warrants)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 4 of 11 Pages

                                Explanatory Note

Item 1. Security and Issuer.

      The name of the issuer is Coconut Palm Acquisition Corp., a Delaware corporation (the "Issuer"). The address of the Issuer's offices is 595 South
Federal Highway, Suite 500, Boca Raton, Florida, 33432. This Schedule 13D relates to shares of the Issuer's Common Stock, $0.0001 par value per share (the "Common Stock"). The Reporting Persons beneficially own or may be deemed to be the beneficial owner of Warrants ("Warrants") exercisable into shares of Common Stock. Each Warrant entitles the holder to purchase one share of the Company's Common Stock at a price of $5.00. Each Warrant will become exercisable upon the later of the Issuer's completion of a business combination and September 8, 2006.

Item 2. Identity and Background.

      (a)-(c), (f). This statement is being filed by Millenco, L.P., a Delaware limited partnership ("Millenco"). Millenco is a broker-dealer and a member of the American Stock Exchange. Millennium Management, L.L.C., a Delaware limited liability company ("Millennium Management"), is the general partner of Millenco, and consequently may be deemed to have voting control and investment discretion over securities owned by Millenco. Israel A. Englander ("Mr. Englander") is the managing member of Millennium Management. As a result, Mr. Englander may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Millenco.

      The business address for Millenco, Millennium Management and Mr. Englander is 666 Fifth Avenue, New York, New York 10103. Mr. Englander is a United States citizen.

      Note: Millennium Partners, L.P., a Cayman Islands exempted limited partnership ("Millennium Partners"), is a limited partner of Millenco. As a limited partner, Millennium Partners has no investment or voting control over Millenco or its securities positions.

      (d). During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e). On December 1, 2005, Millennium Management and Mr. Englander, together with Millennium Partners and certain related persons and entities, entered into settlements with the Securities and Exchange Commission ("SEC") and the Attorney General of the State of New York (the "NYAG") relating to allegations that Millennium Partners had engaged in a pattern of deceptive "market timing" of mutual fund shares in years prior to 2004 and, in the case of the settlement with the NYAG only, had failed to take adequate steps to prevent a trader from engaging in mutual fund "late trading" in violation of firm policy. The parties neither admitted nor denied the allegations or findings (except as to jurisdiction) but consented to the entry of findings. The SEC proceedings are In the Matter of Millennium Partners, L.P., et al. Securities Act Release No. 8639 (December 1, 2005), available at www.sec.gov. Contemporaneously, the NYAG issued an Assurance of Discontinuance relating to the claims and findings of that office.

                               Page 5 of 11 Pages

      Neither the Reporting Persons nor any other party admitted or denied any of the allegations or findings in these matters. The remedies included disgorgement by the entities of approximately $148 million of mutual fund trading profits, civil penalties aggregating approximately $32.15 million (with approximately $30 million being paid by Mr. Englander), an administrative order to cease and desist from violations of the antifraud provisions of the Securities Act and the Securities Exchange Act, and prophylactic relief.

Item 3. Source and Amount of Funds or Other Consideration.

      The 811,500 Warrants were purchased for $0.47 per Warrant for an aggregate amount of $381,405. Millenco effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to Millenco as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the prime broker's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4. Purpose of Transaction.

      The purpose of the acquisition of the shares of Common Stock by Millenco is for investment. The Reporting Persons may cause Millenco to make further acquisitions of shares of Common Stock from time to time or to dispose of any or all of the shares of Common Stock held by Millenco at any time.

      The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of such companies in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the Issuer's capitalization or dividend policy.

      Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

      (a) As of the date hereof, Millenco may be deemed to be the beneficial owner of Warrants exercisable into 811,500 shares of Common Stock. Each Warrant entitles the holder to purchase one share of the Company's Common Stock at a price of $5.00. Each Warrant will become


                               Page 6 of 11 Pages
exercisable upon the later of the Issuer's completion of a business combination and September 8, 2006. The Issuer reported in a Current Report on Form 8-K filed as of April 13, 2006, that it had entered into an Agreement and Plan of Merger with Equity Broadcasting Corporation ("Equity Broadcasting") and certain shareholders of Equity Broadcasting. As of the date of this filing, there have been no reports of the completion of this business combination. Therefore, excluding the shares of Common Stock issuable upon exercise of the Warrants from the calculation of beneficial ownership, Millenco may be deemed to be the beneficial owner of no shares of Common Stock. If the shares of Common Stock issuable upon exercise of the Warrants are included for purposes of calculating beneficial ownership, Millenco may be deemed to be the beneficial owner of approximately 5.5% of the outstanding shares of Common Stock. The calculation of the foregoing percentage is on the basis of an aggregate number of 14,000,000 outstanding shares of Common Stock, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed as of May 15, 2006.

      Millennium Management, as the general partner of Millenco, may also be deemed to beneficially own the shares of Common Stock beneficially owned by Millenco.

      Mr. Englander, as the managing member of Millennium Management, may also be deemed to beneficially own the shares of Common Stock beneficially owned by Millenco.

      The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Millenco.

      (b) Mr. Englander may be deemed to hold the sole power to vote and to dispose of the shares of Common Stock described in (a) above. The foregoing should not be construed in and of itself as an admission by Mr. Englander as to beneficial ownership of the shares.

      (c) Transactions in Company Common Stock during the past 60 days: Schedule A annexed hereto lists all transactions in the Common Stock during the past 60 days by the Reporting Persons. Such transactions in the Common Stock were effected in the open market.

      (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      In connection with arrangements with its prime brokers, such prime brokers are permitted to lend securities in Millenco's account to the extent permitted by debit balances in such account. Millenco has no knowledge of the actual loans made by such prime brokers. In addition, in the ordinary course of business, Millenco lends securities to third parties and receives a fee, and such loans are terminable upon demand.

      There   are  no   other   contracts,   arrangements,   understandings   or
relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.


                               Page 7 of 11 Pages

Item 7. Material to Be Filed as Exhibits.

      Exhibit I: Joint Filing Agreement, dated as of July 13, 2006, by and among Millenco, L.P., Millennium Management, L.L.C. and Israel A. Englander.


                               Page 8 of 11 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 13, 2006

                                     MILLENCO, L.P.

                                     By: Millennium Management, L.L.C.
                                         its general partner


                                     By:  /s/ Terry Feeney
                                     -------------------------------------------
                                     Name:     Terry Feeney
                                     Title:    Chief Operating Officer


                                     MILLENNIUM MANAGEMENT, L.L.C.


                                     By:  /s/ Terry Feeney
                                     -------------------------------------------
                                     Name:     Terry Feeney
                                     Title:    Chief Operating Officer

                                     /s/ Israel A. Englander by David Nolan
                                     pursuant to Power of Attorney filed with
                                     the SEC on June 6, 2005
                                     -------------------------------------------
                                     Israel A. Englander


                               Page 9 of 11 Pages

                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, $0.0001 par value per share, of Coconut Palm Acquisition Corp., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: July 13, 2006

                                        MILLENCO, L.P.

                                        By: Millennium Management, L.L.C.
                                            its general partner


                                        By:  /s/ Terry Feeney
                                        ----------------------------------------
                                        Name:      Terry Feeney
                                        Title:     Chief Operating Officer


                                        MILLENNIUM MANAGEMENT, L.L.C.


                                        By:  /s/ Terry Feeney
                                         ---------------------------------------
                                        Name:      Terry Feeney
                                        Title:     Chief Operating Officer


                                        /s/ Israel A. Englander by David Nolan
                                        pursuant to Power of Attorney filed with
                                        the SEC on June 6, 2005
                                        ----------------------------------------
                                        Israel A. Englander


                               Page 10 of 11 Pages

                                   Schedule A

Transactions in the Common Stock During the Past 60 Days:
            --------------------------------------------------------

-----------------------------------------------------------------
       Date of          Quantity Purchased    Price Per Share
     Transaction              (Sold)
-----------------------------------------------------------------
       6/9/2006              811,500                0.47
-----------------------------------------------------------------

Note:  All such transactions were effected by Millenco.


                               Page 11 of 11 Pages